XFormity Technologies, Inc. and Subsidiary
                      Consolidated Balance Sheets

	June 30, 2006	June 30, 2005 Restated
ASSETS
Current Assets
Cash and cash equivalents	$ 74,309	$ 120,767
Accounts receivable	45,297	54,746
Prepaid expenses	10,705	14,334
Total current assets	130,311	189,847
Property and equipment, net	51,369	59,908
Other assets	3,800	3,800
Total Assets	$ 185,480	$ 253,555

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	$ 1,497,628	$ 749,270
Loan payable	50,000	-
Accrued expenses	113,213	32,923
Severance liability	72,883	-
Deferred revenue	26,225	28,298
Current portion – deferred credits	12,898	-
Convertible debentures- net of unamortized discount of beneficial conversion feature	777,614	100,000
Total Current Liabilities	2,550,461	910,491
Deferred credits-net of current portion	203,172	100,000
Total liabilities	2,753,633	1,010,491

Stockholders' Deficit
Preferred stock, $0.01 par value, 100,000,000 shares authorized, none issued and outstanding at June 30, 2006 and 2005	-	-
Common stock, $0.0001 par value, 125,000,000 shares authorized, 40,078,337 and 35,911,672 shares issued and outstanding at June 30, 2006 and 2005	4,008	3,591
Additional paid-in capital	4,249,668	3,091,752
Accumulated deficit	(6,821,829)	(3,852,279)
Total Stockholders' Deficit	(2,568,153)	(756,936)
Total Liabilities and Stockholders' Deficit	$ 185,480	$ 253,555

The accompanying notes are an integral part of these consolidated financial statements.

XFormity Technologies, Inc. and Subsidiary
                              Consolidated Statements of Operations

	Year Ended June 30,
	2006	2005

Revenue	$ 724,494	$ 457,261
Cost of revenue	438,487	476,987
Research and development	543,811	564,582
Marketing and selling	775,329	117,763
General and administrative	1,702,302	1,469,611
Total operating expenses	3,459,929	2,628,943
Loss from operations	(2,735,435)	(2,171,682)
Interest income (expense), net	(234,115)	4,410
Loss before provision for income taxes	(2,969,550)	(2,167,272)
Provision for income taxes	-	-
Net loss	$ (2,969,550)	$ (2,167,272)

Net loss per share - basic	$ (0.08)	$ (0.06)

Weighted average number of shares - basic	36,402,539	34,625,011

The accompanying notes are an integral part of these consolidated financial statements.

      XFormity Technologies, Inc. and Subsidiary
Consolidated Statements of Changes in Stockholders' Deficit
               Years Ended June 30, 2006 and 2005 (Restated)

	Common Stock
	Issued and Outstanding Shares	Stated Amount	Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total
Balance July 1, 2004 as originally reported	17,947,984	$ 1,795	$ 840,355	$ (45,000)	$ (1,585,007)	$ 787,857)
Restatement to reflect issuance of deferred credit as a fiscal 2004 expense	_______________	________	____________	_____________	(100,000)	100,000)
Balance, July 1, 2004, as restated	17,947,984	$ 1,795	$ 840,355	$ (45,000)	$ (1,685,007)	$ 887,857)

Balance July 1, 2004, as originally reported	17,947,984	$ 1,795	$ 840,355	$ (45,000)	$ (1585,007)	$ (787,857)
Collections of stock subscriptions				45,000		45,000
Recapitalization:
Acquisition of public shell			2,315,800			2,315,800
Issuance of shares to XFormity, Inc.'s stockholders	17,947,984	1,795	(1,795)
Less issuance costs			(62,607)			(62,607)
Issuance of common stock for exercise of stock options	15,704	1	(1)			-
Deferred credits included in sales of common stock in 2004			(100,000)			(100,000)
Net loss					(2,167,272)	(2,167,272)
Balance, June 30, 2005,as originally reported	35,911,672	3,591	2,991,752	-	(3,752,279)	(756,936)
Restatement to add back deferred credits deducted from additional paid-in capital and to reflect issuance as a prior year expense			100,000			100,000
Balance, June 30, 2005, as restated	35,911,672	3,591	3,091,752	-	(3,852,279)	(756,936)
Issuance of common stock to consortium members	4,166,665	417	624,583			625,000
Interest charge for beneficial conversion feature in convertible debentures			533,333			533,333
Net loss					(2,969,550)	(2,969,550)
Balance, June 30, 2006	40,078,337	$ 4,008	$ 4,249,668	$ -	$ (6,821,829)	$ (2,568,153)

The accompanying notes are an integral part of these consolidated financial statements.

XFormity Technologies, Inc. and Subsidiary
                 Consolidated Statements of Cash Flows

	Year Ended June 30,
	2006	2005 (Restated)
Operating activities:
Net loss	$ (2,969,550)	$ (2,167,272)
Depreciation	27,839	24,006
Non-cash expenses for:
Issuance of common stock to consortium members	625,000	-
Interest charge for beneficial conversion feature in convertible debentures	185,947	-
Changes in (net of effects from acquisition of XML-Global Technologies, Inc):
Accounts receivable	9,449	(48,066)
Prepaid expenses and other assets	3,629	33,395
Accounts payable	748,358	483,313
Accrued expenses	80,290	(38,068)
Severance liability	72,883	-
Deferred revenue	(2,073)	28,298
Deferred credits	116,070	___--
Net cash used in operating activities	(1,102,158)	(1,684,394)
Investing activities:
Cash proceeds received upon acquisition of XML-Global Technologies, Inc.	-	1,226,853
Purchases of property and equipment	(19,300)	(47,797)
Net cash provided by (used in) investing activities	(19,300)	1,179,056
Financing activities:
Loan proceeds	50,000	-
Proceeds from issuance of convertible debentures	1,025,000	100,000
Retirement of stockholders' loans	-	(529,666)
Collection of subscriptions receivable for issuance of common stock	-	45,000
Advances from XML-Global Technologies, Inc.	-	970,818
Net cash provided by financing activities	1,075,000	586,152
(Decrease) increase in cash and cash equivalents	(46,458)	80,814
Cash and cash equivalents, beginning of year	120,767	39,953
Cash and cash equivalents, end of year	$ 74,309	$ 120,767
Supplemental disclosure of cash flow information
Interest paid	$ 987	$ 249
Supplemental disclosure of non-cash financing and investing activities
Additional paid-in capital from beneficial conversion feature in convertible debentures	$ 533,333	$ -
Acquisition legal fees payable, charged to additional paid-in capital	$ -	$ 62,607
Net assets received (liabilities assumed) upon acquisition of XML-Global Technologies, Inc:
Other accounts receivable		$ 33,449
Advances due from XFormity, Inc.		1,157,580
Prepaid expenses		9,447
Accounts payable		(103,938)
Accrued expenses		(7,591)
		$ 1,088,947

The accompanying notes are an integral part of these consolidated financial statements.

In fiscal 2004, prior to the merger, XFM issued its common stock in exchange for cash received in the amount of $700,000 and had previously recorded only the entries to cash and equity. However, one consortium member also received a future credit to be applied against the Company’s revenue producing software at some future time.  Such arrangement would have required a charge against income for the estimated present value of the future credit and a corresponding liability reflecting that future credit.  The Company did not record that deferred credit on its books until fiscal 2005 when it recorded a reduction to equity in the amount of $100,000 and the corresponding liability for the estimated deferred future credit. This did not correct the 2004 financial statements and thus the Company now has charged income in fiscal 2004 for $100,000, the estimated present value of that future credit, increasing the accumulated deficit by that amount and recording the liability for the deferred credit. The restatement required the Company to increase both the beginning accumulated deficit and additional paid-in capital at July 1, 2004.  There was no effect on 2005 operating results from this 2004 restatement.

In addition, the Company also has restated its un-audited quarterly results for its March 31, 2006 10-QSB to reflect the restatement required for the beneficial conversion feature in the convertible debentures.  (See footnote 18 under notes to the consolidated financial statements.

Note 18    Unaudited Quarterly Data– Restated

Included below is the Company’s quarterly data presented herewith for the purpose of reflecting the required restatement due to the additional non-cash charge for the beneficial conversion feature in the convertible debentures for the third quarter ended March 31, 2006.

					Restated
	1st quarter	2nd quarter	3rd quarter	Restatement	3rd quarter	4th quarter
Revenue	$ 169,003	$ 182,758	$ 165,178		$ 165,178	$ 207,555
Cost of revenue	112,824	123,481	83,102		83,102	119,080
Research and development	134,483	131,598	135,513		135,513	142,217
Marketing and selling	19,555	5,458	739,221		739,221	11,095
General and administrative	692,596	306,793	250,582		250,582	452,331
Total operating expenses	959,458	567,330	1,208,418		1,208,418	724,723
Loss from operations	(790,455)	(384,572)	(1,043,240)		(1,043,240)	(517,168)
Interest income (expense), net	(4,362)	(8,168)	(12,747)	(67,842)	(80,589)	(140,996)
Loss before provision for income taxes	(794,817)	(392,740)	(1,055,987)	(67,842)	(1,123,829)	(658,164)
Provision for income taxes	-	-	-	-	-	- - -
Net loss	$ (794,817)	$ (392,740)	$(1,055,987)	$ (67,842)	$ (1,123,829)	$ (658,164)

Net loss per share - basic	(-$0.02)	(-$0.01)	(-$0.03)		(-$0.03)	(-$0.02)

Weighted average number of shares - basic	35,911,672	35,911,672	35,911,672		35,911,672	37,880,536

RESTATEMENT OF THIRD QUARTER

As of March 31, 2006, the Company had issued for cash an aggregate of $975,000 of convertible debentures. Under accounting literature, it was determined that the issuances of these convertible debentures under the revised term sheet approved by the Board of Directors had a beneficial conversion feature equal to the market value on the date of purchase less the exercise price on conversion in the amount of $354,167.   The Company valued this beneficial conversion feature at its intrinsic value to be amortized over the conversion period through maturity. This resulted in a non-cash interest charge against income in the amount of $67,842, an unamortized discount of the beneficial conversion feature of $286,325 and a corresponding credit to additional paid-in capital in the amount of $354,167.

As of June 30, 2006, the Company issued additional convertible debentures for an aggregate of $1,125,000, including an additional beneficial conversion feature at its intrinsic value of $179,166. The 4th quarter non-cash charge against income was $118,105. The additional unamortized discount of the beneficial conversion feature was $61,061.